EXHIBIT 4.5

AMENDMENT NO. 2 TO

CREDIT AGREEMENT

This Amendment No. 2 to Credit Agreement (this “Amendment”), dated as of December 23, 2002, is entered into with reference to the Credit Agreement (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”) dated as of September 29, 2000 among Ducommun Incorporated, a Delaware corporation (“Borrower”), each lender from time to time a party thereto (each a “Lender” and collectively, the “Lenders”), First Union National Bank, as Syndication Agent, and Bank of America, N.A., as a Lender, as Issuing Lender, and as Administrative Agent (in such capacity, the “Administrative Agent”). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Credit Agreement. Section references herein relate to the Credit Agreement unless otherwise stated.

The parties hereto hereby agree as follows:

1.    Reduction of Aggregate Commitment. Each of the parties hereto hereby agrees that, as of the Effective Date, (a) the Aggregate Commitment shall be permanently reduced to $75,000,000, and (b) the Commitment of each Lender shall be correspondingly permanently reduced in accordance with such Lender’s Pro Rata Share.

2.    Section 1.1—Defined Terms. The following defined terms contained in Section 1.1 of the Credit Agreement are amended in full to read as follows:

“Aggregate Commitments” means $75,000,000 or such lesser amount to which the Commitments of the Lenders hereunder may be reduced (a) in accordance with Section 2.6 or 2.7 or (b) as otherwise agreed to by the Lenders and the Borrower.

“Base Rate Spread” means, during each Pricing Period, the rate set forth below opposite the Leverage Ratio reported as of the last day of the Fiscal Quarter ending approximately two months prior to the first day of that Pricing Period (or, in the case of any Pricing Period commencing on the date of any Material Permitted Acquisition, the Pro Forma Leverage Ratio in effect on the date thereof):

Leverage Ratio	Base Rate Spread
Less than or equal to 1.50:1.00	25.0 bps
Greater than 1.50:1.00 but less than or equal to 2.00:1.00	50.0 bps
Greater than 2.00:1.00	75.0 bps

“EBITDA” means for any fiscal period, the sum of (a) Net Income for that period, plus (b) any extraordinary loss reflected in such Net Income, minus (c) any extraordinary gain reflected in such Net Income, plus (d) Interest Expense for that period, plus (e) the aggregate amount of federal and state taxes on or measured by income of Borrower and its Subsidiaries for that period (whether or not payable during that period), plus (f) losses during that period associated with certain main rotors manufactured in connection with the Apache helicopter rotor blade project and identified as potentially defective on or prior to December 1, 2002 (provided that such amount shall not exceed $3,500,000 during the term of this Agreement), plus (g) depreciation, amortization and all other non-cash expenses for that period, in each case determined in accordance with GAAP, consistently applied.

“LIBOR Spread” means, during each Pricing Period, the rate set forth below opposite the Leverage Ratio reported as of the last day of the Fiscal Quarter ending approximately two months prior to the first day of that Pricing Period (or, in the case of any Pricing Period commencing on the date of any Material Permitted Acquisition, the Pro Forma Leverage Ratio in effect on the date thereof):

Leverage Ratio	LIBOR Spread
Less than or equal to 1.50:1.00	150.0 bps
Greater than 1.50:1.00 but less than or equal to 2.00:1.00	175.0 bps
Greater than 2.00:1.00	200.0 bps

“Non-Use Fee Rate” means, during each Pricing Period, the rate set forth below opposite the Leverage Ratio reported as of the last day of the Fiscal Quarter ending approximately two months prior to the first day of that Pricing Period (or, in the case of any Pricing Period commencing on the date of any Material Permitted Acquisition, the Pro Forma Leverage Ratio in effect on the date thereof):

Leverage Ratio	Non-Use Rate
Less than or equal to 1.50:1.00	30.0 bps
Greater than 1.50:1.00 but less than or equal to 2.00:1.00	35.0 bps
Greater than 2.00:1.00	40.0 bps

provided, however, that if as of any date of determination, the aggregate amount of all Loans then outstanding plus the Aggregate Effective Amount of all Letters of Credit then outstanding is less than $37,500,000, then the Non-Use Rate shall be increased by 0.10% per annum (10 basis points) over the rate set forth in the matrix above during the period for which that circumstance continues.

“Reduction Amount” means, as to each Reduction Date, the amount set forth in the matrix below opposite that Reduction Date in the column headed “Reduction Amount” or such lesser amount to which that Reduction amount may be reduced in accordance with the second sentence of Section 2.7:

Reduction Date	Reduction Amount
9/30/04	$3,750,000
12/31/04	$3,750,000
3/31/05	$3,750,000
6/30/05	$3,750,000

“Reduction Date” means September 30, 2004, and the last day of each succeeding December, March, June and September through the Maturity Date.

3.    Section 2.2 – Base Rate Loans. Section 2.2 of the Loan Agreement is hereby amended to read in full as follows:

“2.2 Base Rate Loans. Each request by Borrower for a Base Rate Loan shall be made pursuant to a Request for Loan (or telephonic or other request for loan referred to in the second sentence of Section 2.1(b), if applicable) or Request for Redesignation received by the Administrative Agent, at the Administrative Agent’s Office, not later than 11:00 a.m. California local time, on the date (which must be a Business Day) of the requested Base Rate Loan. All Loans shall constitute Base Rate Loans unless properly designated as LIBOR Loans pursuant to Section 2.3.”

4.    Section 6.3(c) – Distributions. Section 6.3(c) of the Credit Agreement is hereby amended and restated in full to read as follows:

“(c) other Distributions made when no Default or Event of Default exists or would result therefrom in an aggregate amount not to exceed $10,000,000 during any period of twelve consecutive months or $15,000,000 for the period commencing September 29, 2000 and ending on the Maturity Date.”

5.    Section 6.12—Leverage Ratio. Section 6.12 of the Credit Agreement is hereby amended and restated in full to read as follows:

“6.12 Leverage Ratio. Permit the Leverage Ratio as of the last day of any Fiscal Quarter of Borrower and its Subsidiaries ending during any period specified below to exceed the designated ratios for the periods specified below:

Period	Maximum Ratio
Fourth Fiscal Quarter in 2002 through and including the third Fiscal Quarter in 2004	2.25:1.00

Period	Maximum Ratio

Thereafter	2.00:1.00”

6.     Section 6.13—Minimum EBITDA. Section 6.13 of the Credit Agreement is hereby amended and restated in full to read as follows:

“6.13 Minimum EBITDA. Permit Adjusted EBITDA, for the period of four fiscal quarters ending on the last day of any Fiscal Quarter to be less than the sum of $22,000,000 plus (a) an amount, in respect of each Person or assets acquired by Borrower and its Subsidiaries following December 1, 2002, equal to 75% of the Acquired EBITDA associated therewith (measured for the twelve month period ending immediately prior to such acquisition), and minus (b) an amount, in respect of each Person or assets sold, transferred or otherwise disposed of by Borrower or its Subsidiaries following December 1, 2002, equal to 100% of the EBITDA attributable to such Person or Assets (measured for the twelve month period ending immediately prior to such sale, transfer or other disposition) or plus the amount of any negative EBITDA associated with such Person or Assets during the same period.

7.     Effectiveness. This Amendment shall become effective on such date as the Administrative Agent shall have received each of the following, each of which shall be in form and substance satisfactory to the Administrative Agent and the Lenders (the “Effective Date”):

(a)     counterparts of this Amendment executed by Borrower;

(b)     counterparts of the Consent and Reaffirmation of Guarantors, in the form attached hereto as Annex I, duly executed by each of the parties thereto;

(c)     counterparts of the Consent of Lenders, in the form attached hereto as Annex II, duly executed by the Required Lenders;

(d)     an arrangement fee for the sole account of the Agent as set forth in a letter agreement executed by the Borrower in favor of the Agent;

(e)     with respect to Borrower, (A) certified copies of such corporate resolutions or other applicable authorization documents evidencing the authority of Borrower to enter into and perform under this Amendment and each of the other Credit Documents to which Borrower is a party, including such other documents as shall be executed and delivered by Borrower in connection with this Amendment, (B) such documentation as the Administrative Agent may reasonably require to establish the due organization, valid existence and good standing of Borrower; and (C) a Secretary’s Certificate of Borrower that the Certificate of Incorporation and Bylaws of the Borrower delivered to Lender pursuant to Section 8.1 of the Credit Agreement remain in full force and effect and have not been amended other than attached to such certification; and

(f)     such other assurances, certificates, documents, consents or opinions as the Administrative Agent or the Lenders reasonably may require.

8.     Compliance Certificate. The Compliance Certificate attached to the Credit Agreement as Exhibit B is hereby amended and restated in full in the manner set forth in Annex III to this Amendment.

9.     Fees and Expenses. Borrower shall (a) reimburse the Administrative Agent and the Lenders for the Administrative Agent’s reasonable costs and expenses (including reasonable attorney’s fees and expenses) incurred in connection with the negotiation and drafting of this Amendment and the transactions contemplated hereby and (b) pay to each Lender executing Annex II hereto on or prior to the Effective Date, an amount equal to 0.10% of such Lender’s Commitment, as such Commitment is reduced by this Amendment.

10.     Representations and Warranties. Except (a) for representations and warranties which expressly relate to a particular date or which are no longer true and correct as a result of a change permitted by the Credit Agreement or the other Credit Documents or (b) as disclosed by Borrower and approved in writing by the Required Lenders, the Borrower hereby represents and warrants that each representation and warranty made by Borrower in Article 4 of the Credit Agreement (other than Sections 4.4(a), 4.5, 4.6 (first sentence), 4.10, and 4.19) are true and correct as of the date hereof as though such representations and warranties were made on and as of the date hereof. Without in any way limiting the foregoing, Borrower represents and warrants to the Administrative Agent and the Lenders that no Default or Event of Default has occurred and remains continuing or will result from the consents, amendments or transactions set forth herein or contemplated hereby.

11.     Confirmation. In all respects, the terms of the Credit Agreement and the other Credit Documents, in each case as amended hereby or by the documents referenced herein, are hereby confirmed.

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SIGNATURE PAGES TO FOLLOW]]

IN WITNESS WHEREOF, Borrower, the Administrative Agent and Bank of America, in its capacity as Issuing Lender, Swing Line Lender and a Lender, have executed this Agreement as of the date first set forth above by their duly authorized representatives.

DUCOMMUN INCORPORATED, a Delaware corporation

By:	/s/ Joseph C. Berenato
Name: Joseph C. Berenato
Title: Chairman and CEO

BANK OF AMERICA N.A., as Administrative Agent

By:
Name:
Title:

BANK OF AMERICA N.A., as Issuing Lender, Swing Line Lender and a Lender

By:
Name: